Media Mechanics, Inc.
100 Western Battery Rd., Suite 160
Toronto, ON, Canada
M6K 3S2

July 9, 2012

VIA EDGAR and FEDERAL EXPRESS
Ms. Barbara C. Jacobs, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Media Mechanics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2012
File No. 333-180611

Dear Ms. Jacobs:

Media Mechanics, Inc. (the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated June 20, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We refer again to the Jumpstart Our Business Startups Act. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided any additional written materials to potential qualified institutional buyers or institutional accredited investors.  We do not have any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.  There are currently no brokers or dealers participating in our offering, and we do not currently have any plans to retain any brokers or dealers.

2.
We note your response to prior comment 11, in which you advise that you do not believe you are a shell company as defined in Securities Act Rule 405. Please provide us with a detailed analysis in support of this belief. In particular, please explain to us how you apparently concluded that you have greater than ―nominal operations within the meaning of paragraph (1) of the Rule 405 definition. Your response should address your financial results as reported in your statement of operations for fiscal 2012 and the fact that your two part-time employees have other full-time jobs and as such, are able to dedicate only a portion of their time to your company.

Response: We have concluded that we have greater than nominal operations, and therefore do not qualify as a “shell company” within the definition under paragraph (1) of Rule 405 of the Securities Act because:

1.	We have begun generating revenue;
2.	we have earnings; and
3.	we have a plan to grow our business to increase both revenues and earnings and the general scope of our operations.

While our plan to build new software and significantly expand our business is prospective, our business is currently operational and profitable and more substantial than simply a plan.  We are generating sales and earnings and continuing to seek new business and grow sales.  In addition, we have identified an opportunity to increase our services and competitiveness in the market by developing software, which we expect, when integrated with our website, will enhance our services and increase scalability.  We believe that regardless of whether or not we are successful at executing the software aspect of our plan, our business will continue as a going concern, and our auditor agrees with this conclusion.

While our two part-time employees currently have other full-time jobs, they have both committed to increase the amount of time they devote to our business based on the growth of our sales and earnings.  If we are successful at growing our business such that revenues and earnings allow us to pay our employees a competitive salary, they are both prepared to join our company on a full-time basis.  In addition, we may also hire additional employees as our financial state permits.

3.
We note the revisions you have made to the filing in response to prior comments 7 and 17 clarifying the current status of your business and your future plans to develop software. As requested in prior comment 7, please also revise disclosure throughout your prospectus, particularly in the summary, business and MD&A sections, to provide meaningful discussion of events or circumstances that may prevent accomplishment of future objectives.

Response: We have added disclosures in the summary, business and MD&A sections of the prospectus providing a discussion of events or circumstances that may prevent our accomplishment of future objectives.

Risk Factors

“Our President and Vice-President have full time jobs…,” page 9

4.
 Please revise this risk factor to reflect the actual number of hours that Mr. Zipchen and Ms. Pioro currently devote to the company. We refer to your disclosure on page 26 that they currently spend 15 and 5 hours per week, respectively, providing services to the company.

Response: We have revised this risk factor to state that Mr. Zipchen and Ms. Pioro will spend 15 and 5 hours per week, respectively, providing services to the Company.

“We may be exempt from the reporting obligations…,” page 12

5.
We note this risk factor that has been added in response to prior comment 13. The references in this disclosure to the automatic exemption from Section 13 reporting requirements are unclear, as Section 12(g)—unlike Section 15(d)—does not provide for automatic suspension of applicable reporting obligations. Please revise to explain briefly the circumstances under which you would be eligible to deregister under Section 12(g) of the Exchange Act, in the event that you register your common stock under that section, as well as the circumstances under which your Section 15(d) reporting obligations would automatically be suspended.

Response: We have revised this risk factor to state that if and when we register a class of our securities under Section 12 of the Exchange Act, we will be eligible to deregister our shares under the Exchange Act because we will most likely have fewer than 300 shareholders of record, thereby exempting us from most of the reporting requirements under the Exchange Act.

Financial Statements

General

6.
 Please file updated financial statements with your next amendment pursuant to Rule 8-08 of Regulation S-X. Please also revise related information throughout the registration statement, including in MD&A, to reflect the updated financial statements.

Response: We have included revised financial statements, as of April 30, 2012, with this Amendment No. 2 to the Registration Statement on Form S-1.  We have revised the Registration Statement, including the MD&A, to reflect the updated financial statements.

Report of Independent Registered Public Accounting Firm, page F-1

7.
It is not clear from your response to prior comment 19 how your auditors considered how highly dependent you are on the proceeds from this offering in concluding that going concern disclosure is not necessary. For example, you disclose on page 9 that limited proceeds received from the sale of shares may cause you to go out of business. We also note the disclosure added to the capital resources and liquidity discussion on page 24 indicating that even if you do not develop a first version of your planned software, you estimate that you will need to raise at least $50,000 to fund planned operations, including public company reporting costs, for twelve months. Please discuss how your auditors considered these factors in arriving at their conclusion as to your ability to continue as a going concern for a reasonable period of time.

Response: We acknowledge some inconsistencies due to omissions in updating all sections of our previous amendment. Those inconsistencies have been addressed and updated in the current amendment. Our auditor inquired of management as to our plans regarding planned operations and requisite funding for the next 12 months. Our auditor considered our plans to expand operations, our planned software development and our views towards expansion and development being limited to our available resources either from those generated by operations or from successful capital raising efforts. The Company believes we can modify our plans according to the success of our operations and capital raising allowing the Company to continue to exist and operate beyond the next 12 months.

Sincerely,

/s/ Matthew Zipchen
Matthew Zipchen Chief Executive Officer, Media Mechanics, Inc.